

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2022

Jeffrey Jewell
Chief Financial and Accounting Officer
DT Midstream, Inc.
500 Woodward Ave.
Suite 2900
Detroit, MI 48226-1279

> **Re: DT Midstream, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-40392**

Dear Mr. Jewell:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Business and Properties, page 5

1.   Please expand your disclosure to address the suitability, adequacy, productive capacity, and extent of utilization of your principal physical properties for each period to comply with Instruction 1 to Item 102 of Regulation S-K.

Management's Discussion and Analysis
Results of Operations, page 40

2.   Please expand your discussion and analysis to address changes in revenues with reference to both volumes and prices to comply with Item 303(b)(2)(iii) of Regulation S-K.

    For example, quantify the volumes gathered, stored and transported for each period, address the reasons for material changes in volumes, and provide similar commentary on the effects of material changes in unit prices as may pertain to revenues reported for the Pipeline and Gathering segments.

<u>Financial Statements</u>
<u>Note 1 - Separation, Description of the Business, and Basis of Presentation, page 60</u>

3.   We note that you report a change in capital structure in which DTE Gas Enterprises, LLC was converted into a Delaware corporation with the issuance of 1,000 common shares to replace the member interests on January 13, 2021, and that an incremental 96,731,466 common shares were issued to the parent or its shareholders, either prior to or in connection with the spin-off on July 1, 2021.

We see that you have given retrospective treatment to the issuance of these shares in computing and presenting EPS for all periods, consistent with the guidance pertaining to changes in capital structure in FASB ASC 260-10-55-12. However, you have taken a different approach in the Balance Sheets and Statements of Changes in Stockholders Equity on pages 57 and 59, which appears to be contrary to the guidance in SAB Topic 4:C, Rule 3-04 of Regulation S-X, and FASB ASC 250-10-45-21.

Tell us how you propose to resolve these inconsistencies considering the requirements mentioned above in amendments to your annual and subsequent interim reports, or explain to us why you believe this guidance would not apply to you, if this is your view.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation